Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Forward-Looking Statements. This filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger between Constellation Energy Group, Inc. (Constellation) and FPL Group, Inc. (FPL), the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL or Constellation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL and Constellation. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Constellation nor FPL undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It. Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the proposed transaction. Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtain free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation. Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Constellation is included in its definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005. Information regarding the officers and directors of FPL is included in its definitive proxy statement for its 2005 annual meetings filed with the Securities and Exchange Commission on April 5, 2005. Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

The following was published in The Baltimore Sun on March 12, 2006.

Constellation’s CEO defends rates, merger

Interview with Mayo A. Shattuck III

By Paul Adams
sun reporter

March 12, 2006

Early last summer, Mayo A. Shattuck III and his managers at Constellation Energy Group Inc. were worried.

Energy prices had been climbing for years. Shattuck anticipated that the company’s regulated utility, Baltimore Gas and Electric Co., faced a steep increase in power costs this July once rate caps expired with Maryland’s move toward electric deregulation.

The chief executive was worried about what looked to be a 30 percent to 35 percent rate increase at the time, and how that would sit with consumers. What he didn’t know then was that hurricanes would hammer the southeastern United States weeks later and wipe out natural gas production in the Gulf of Mexico, sending gas - and electric - prices into record territory.

Last week, the Maryland utility commission announced that residential electric prices will rise on average 72 percent this July, twice as much as Shattuck and others feared less than a year ago.

The Constellation chief executive now finds himself in the middle of another storm, this time a political one, that threatens to tarnish a year shaping up to be his most accomplished. In an expansive interview Friday in his 18th-floor office overlooking the Inner Harbor, Shattuck defended BGE’s rising electric rates and Constellation’s merger - shaping up to be major political issues.

Consumer advocates have criticized the company for raising BGE’s rates when its corporate parent is earning record profits. Also, state lawmakers are threatening to interfere with Constellation’s proposed $11.5 billion merger with Florida’s FPL Group Inc. to form one of the nation’s largest electric utility portfolios, unless the company does more to soften the arrival of deregulation, which was engineered in Annapolis in 1999.

“I would say that six years ago, no one did foresee the escalation in energy prices around the world,” Shattuck said Friday. “The fact is that as of fall of last year, this global energy crisis became exacerbated by the hurricanes and became exacerbated by geopolitical events which forced oil to go way up, and as a consequence, I think the transitional pricing actually became much more severe in the last six months than anyone could have anticipated.”

A consummate deal maker, Shattuck helped orchestrate the sale of the Baltimore investment firm Alex. Brown & Sons in 1997. In less than five years at the helm of Constellation, he has transformed a once-struggling energy company facing a hostile takeover into the nation’s biggest marketer of power to large industrial customers and municipalities in deregulated markets. Fortune magazine has dubbed it the nation’s most admired energy company.

As Hurricanes Katrina and Rita were wreaking havoc on BGE’s future rates, Shattuck and Constellation negotiators were behind closed doors laying the groundwork for the merger with FPL Group. If the deal is consummated, the 51-year-old executive stands to play a prominent role in a growing Fortune 100 company.

But Shattuck will have to navigate the political landscape in Annapolis.

The following are excerpts from Friday’s interview, with questions from a Sun reporter and Shattuck’s answers:

A lot of people want to know, “Is BGE gouging me with these rates?”

This debate is occurring in the midst of a massive increase in global energy prices. And the effects of the fuel inputs like the increase in uranium, coal, gas, oil is what is fueling the huge increase in power prices. In Maryland, we’ve been under a rate freeze for six years, and during that period of time the customers ... have been, in effect, subsidized and protected against market rates for power. ... But the time has come to move to market. Maryland is going to move to market prices, and every state, whether regulated or deregulated, will be moving to market prices over time.

Was deregulation a mistake?

Deregulation has been very beneficial to Maryland customers as well as customers throughout the Northeast. That isn’t to say that this transition isn’t painful. We understand that it’s painful. And right now, in the face of that increase, it doesn’t resonate that customers have been subsidized for six years. They see their neighbors at Pepco with rates that are 26 percent higher than BGE’s. Pepco’s rates are also going to go up in July. Other states in the Northeast are adjusting to market [prices] based on their regulatory regimes. It’s not as if Maryland is isolated in terms of this problem.

Constellation Energy is enjoying some of the best profits in its history. Why can’t some of that money be used to lessen the utility’s rates?

Keep in mind, Constellation is a separate company from Baltimore Gas and Electric. It’s the holding company, but it’s a company that’s really been built - and we’re proud of this - over the past five years from scratch. ... On the other hand, Baltimore Gas and Electric is regulated. It is legally separated in all respects from Constellation, so that its oversight is the Public Service Commission, and its levels of profitability are carefully monitored or controlled.

Critics have argued that BGE will essentially subsidize Constellation’s riskier non-regulated businesses. If you’re all part of the same company, how can you say BGE profits don’t provide a basis for Constellation to grow the unregulated business of selling power to big industrial users?

The easiest way to counter that argument is to simply understand that BGE is certainly a balance to the business in terms of its risk profile; nonetheless, it consumes more cash over the next five years than it generates. So as a consequence, it’s not a business that’s cash-subsidizing any other part of the business.

Your post-merger benefits package will pay you tens of millions of dollars. How do you explain those numbers to people who are worried about a 72 percent increase in electricity costs?

Constellation is the leading power commodity business in the country. We have very talented people here, the most talented in the business. They’ve created something very special. They get compensated relative to their competitive peers in New York. Now, I could have fielded the junior varsity here to build Constellation, and we would have been crushed by the New York giants. Instead, we made a proactive decision to build the world-class commodity platform, and the individuals that created that need to be rewarded in the same way that the stars at T. Rowe Price and Legg Mason get rewarded. And we’re very proud of that, and that adds to the tax base and the health of the community, and I don’t believe people should be resentful of that success.

Some lawmakers have said the proposed merger with FPL Group and the expiring of rate caps all coming in an election year have created a “perfect storm.” In hindsight, would you have done anything differently?

Constellation sits at the intersection of global energy prices, of infrastructure security issues, of all the environmental issues, of the issue based on the dependency on foreign sources of energy, of the renaissance of the nuclear industry. Those are big policy issues, and they are far more important, frankly, than ... the political debate. We want to get at the substance of all of those issues and the substance of the rate transition, which we completely understand is the hot-button issue at the moment, and hopefully we will come .... to a constructive conclusion on that. Some lawmakers want to stop the merger. Is the merger in trouble? No reason to think the merger is in any kind of jeopardy. These issues [about rates] would be discussed regardless of the merger, and, in fact, the merger does not really impact the important element of this debate about rates. ... The merger itself does need to be scrutinized, and the PSC has started its process on that. ... We have to make sure that people understand that the BGE customer is not subsidizing Florida, they’re not being impacted negatively. Jobs are not being impacted negatively. That will all come out through examination of the merger, but the rate caps are a different issue. ...

Is there anything the legislature could do to stop the merger?

The Maryland legislature at the end of the day will make a sound decision, like they have in the past. They will not do anything that’s confiscatory, that’s anti-commerce. So they will come, I think, to the right conclusions on this. But the bills that have been introduced, I think, ask for more input and oversight, and certainly those are things that will be debated in this session. But I don’t think they’ll affect the actual outcome of the merger.